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                          June 22, 2022

       Andross Chan
       Chief Executive Officer
       Graphex Group Ltd
       11/F COFCO Tower
       262 Gloucester Road
       Causeway Bay, Hong Kong

                                                        Re: Graphex Group Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed June 8, 2022
                                                            File No. 333-263330

       Dear Mr. Chan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2022 letter.

       Form F-1/A filed June 8, 2022

       Prospectus Summary, page 1

   1.                                                   You state that
references to the "PRC" or "China" refer to the "People   s Republic of
                                                        China, excluding for
the purposes of this prospectus only, Taiwan, Hong Kong and
                                                        Macau." Revise the
definition of the PRC or China to include Hong Kong and Macau and revise the disclosure
throughout your amendment accordingly. If you do not revise the definition of the PRC
or China, ensure that disclosure regarding Hong Kong throughout the amendment addresses
the sample letter to China-based companies available on our
                                                        website.
 Andross Chan
Graphex Group Ltd
June 22, 2022
Page 2
Exhibit 23.1, page 100

2. Please obtain and file a revised auditor's consent that reflects the current amendment number and the appropriate audit report date.
Exhibits

3. Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. For example, we note Exhibit 10.4 is not in text-searchable format.
       You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Andrew Blume,
Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



FirstName LastNameAndross Chan                                 Sincerely,
Comapany NameGraphex Group Ltd
                                                               Division of
Corporation Finance
June 22, 2022 Page 2                                           Office of
Manufacturing
FirstName LastName